EXHIBIT 11

YOUNG BROADCASTING INC. AND SUBSIDIARIES

RE COMPUTATION OF PER SHARE EARNINGS

	THREE MONTHS ENDED
	March 31, 2002	March 31, 2003
Shares of common stock outstanding for the entire period	19,634,016	19,717,544

Issuance of 12,536 and 17,132 shares of common stock to the company’s defined contribution plan in 2002 and 2003	9,472	12,754

Issuance of 250 shares of common stock upon exercise of options in 2002	206	—

Issuance of 2,948 and 7,527 shares of common stock to the Company’s Employee stock purchase plan in 2002 and 2003	2,227	6,858

Weighted average shares of common stock outstanding	19,645,921	19,737,156

(Loss) income from continuing operations before cumulative effect of accounting change	$(31,261,404)	$(17,720,932)
Discontinued operations:
Income from discontinued operations, net	2,886,254	—
(Loss) income before cumulative effect of accounting change	(28,375,150)	(17,720,932)

Cumulative effect of accounting change, net	(268,713,885)	—

Net (loss) income	$(297,089,035)	$(17,720,932)

Basic and diluted (loss) income per common share:
(Loss) income from continuing operations	$(1.59)	$(0.90)
Income from discontinued operations, net	0.15	—
Cumulative effect of accounting change, net	(13.68)	—
Net (loss) income per common share	$(15.12)	$(0.90)